UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.  7)



                     Warrantech Corporation
---------------------------------------------------------------
                        (Name of Issuer)

                 Common Stock, $0.007 par value
---------------------------------------------------------------
                 (Title of Class of Securities)

                            934648106
                    ------------------------
                         (CUSIP Number)

                        Joel San Antonio
                   c/o Warrantech Corporation
                        2200 Highway 121
                      Bedford, Texas 76021
                         (817) 785-5588
 --------------------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications) -
                       with copies to -

                     Ronald L. Brown, Esq.
                       Andrews Kurth LLP
                  1717 Main Street, Suite 3700
                      Dallas, Texas  75201
                         (214) 659-4469
---------------------------------------------------------------

                          June 7, 2006
              ----------------------------------
                      (Date of Event which
              Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 934648106           13D                     Page 2 of 5



1   NAME OF REPORTING PERSON                    Joel San Antonio
    S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A       (a)   [   ]
    GROUP*                                           (b)   [   ]

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION           United States


  NUMBER OF    5   SOLE VOTING POWER                   3,687,295
    SHARES
 BENEFICIALLY  6   SHARED VOTING POWER                         0
   OWNED BY
     EACH      7   SOLE DISPOSITIVE POWER              3,687,295
  REPORTING
    PERSON     8   SHARED DISPOSITIVE POWER                    0
     WITH

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                              3,687,295

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     21.2%

12  TYPE OF REPORTING PERSON                                 IN

                          Schedule 13D
                          ------------

This Amendment No. 7 to Schedule 13D ("Amendment No. 7") is being filed on behalf of Joel San Antonio ("San Antonio") with respect to the common stock (hereinafter referred to as the "Common
Stock") of Warrantech Corporation (the "Company").

Item 1 Security and Issuer
       -------------------

     Security: Common Stock, $0.007 par value.
     Issuer:   Warrantech Corporation
               2200 Highway 121
               Bedford, TX  76021

Item 2 Identity and Background
       -----------------------

(a)  Name:  Joel San Antonio.
     Business Address:  c/o Warrantech Corporation, 2200 Highway
     121, Bedford, TX  76021

(b) Present Principal Occupation: Chief Executive Officer and President of the Company from its incorporation through February 1988. Since February 1988, Mr. San Antonio has been a Director, Chief Executive Officer and Chairman of the Board of Directors, and since October 1989, he has also been the Chairman and Chief Executive Officer of the Company's principal operating subsidiaries.

(c) During the last five years, Mr. San Antonio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, Mr. San Antonio has not been a party to a civil proceeding of the judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(e)  United States of America.

Item 3 Source and Amount of Funds
       --------------------------

     Not applicable at this time.


Item 4 Purpose of Transaction
       ----------------------

On June 7, 2006, Mr. San Antonio executed a Stockholder Voting and Option Agreement with an affiliate of H.I.G. Capital LLC ("Newco"), pursuant to which he agreed to vote to approve a merger of Warrantech with Newco, appoint Newco as proxy with respect to shares owned by him, refrain from transferring the shares owned by him other than through the contemplated merger, grant an option to Newco to purchase the shares owned by him, cease any discussions to sell the Company with any other party, inform Newco of any offers to buy the Company and take all other actions to facilitate the acquisition. In the merger, all shares outstanding of Warrantech and all outstanding stock options will be exchanged for cash in the amount of $0.75 per share of common stock. All cash payable to Mr. San Antonio will be applied to the reduction of indebtedness owed by him to Warrantech under a purchase note (the "Note"). At the time of closing the acquisition, which will be subject to stockholder approval, Mr. San Antonio will release the Company from any further liability under his Employment Agreement in exchange for a cash payment of $1,700,000 and will enter into a new employment arrangement to continue as CEO. As a result of the merger, the Company will become privately held and cease to be a publicly reporting and traded corporation. A copy of the agreement between Mr. San Antonio and Newco is attached as Exhibit A. As additional consideration for the new employment arrangement, Newco further agreed that at the closing of the acquisition, Newco would forgive an additional $600,00 principal amount and all accrued interest on the Note, and extend its maturity until two years after closing. Such agreement is attached as Exhibit B.

Item 5 Interest in Securities of the Issuer
       ------------------------------------

(a) Mr. San Antonio is the beneficial owner of 3,687,295 shares of common stock of the Company. Based upon a total of 16,674,614 shares outstanding as reported by the Company's Transfer Agent on June 1, 2006, the shares which Mr. San Antonio may be deemed to be the beneficial owner of represent 21.2% of the outstanding shares. The 3,687,295 shares beneficially owned by Mr. San Antonio consist of
     (a) 48,215 shares in his 401(k) account, (b) 750,000 shares underlying stock options exercisable within 60 days, and (c) 2,889,080 shares owned of record. In connection with the transactions described in Item 4, a total of 300,000 shares underlying stock options will be acquired based upon the difference between their $0.605 exercise price and the $0.75 purchase price, and the remaining 450,000 shares underlying stock options are at exercise prices greater than the purchase price and will lapse. The 3,687,295 shares held by Mr. San Antonio do not include (i) 46,908 shares owned by his brother, sister-in-law and mother, (ii) 5,000 held by two of Mr. San Antonio's adult children, (iii) an aggregate of 200,000 shares held in trusts for his children for which Mr. San Antonio's ex-wife is trustee and (iv) 100,800 shares owned by his ex-wife, Mr. San Antonio disclaims the beneficial ownership of shares listed in (i) through (iv) above.

(b) Of the shares beneficially owned by Mr. San Antonio, he posseses the sole power to vote and dispose of 2,889,080 shares.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships
       with respect to Securities of the Issuer
       --------------------------------------------------------

None other than the agreements described under Item 4 above and filed as exhibits hereto.

Item 7 Material to be filed as Exhibits
       --------------------------------

(a) Stockholder Voting and Option Agreement, dated June 7, 2006, among Joel San Antonio, Newco and the Company.

(b)  Letter agreement between Joel San Antonio and Newco.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 9, 2006              /s/  JOEL SAN ANTONIO
                                 -------------------------------
                                 JOEL SAN ANTONIO

                            EXHIBIT A

             STOCKHOLDER VOTING AND OPTION AGREEMENT

This STOCKHOLDER AGREEMENT (this "Agreement") dated as of June 7,
2006 between WT Acquisition Holdings, LLC ("Parent"), a Delaware limited liability company, Warrantech Corporation, a Nevada corporation (the "Company"), and Joel San Antonio (the
"Stockholder").

WHEREAS, Parent, WT Acquisition Corp., a Nevada corporation ("Sub") and Warrantech Corporation, a Nevada corporation (the "Company"), are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended, modified or supplemented or restated, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement);

WHEREAS, Stockholder owns the number of shares of Company Common Stock set forth opposite his, her or its name on Schedule A hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares" of such Stockholder);

WHEREAS, Stockholder owns the number of Options to acquire
Company Common Stock set forth opposite his, her or its name on Schedule A hereto (the " Subject Options")

WHEREAS, Stockholder is the maker of that certain promissory note dated as of July 24, 2002 (the "Note") in the original principal amount of $4,165,061.72 (the "Stockholder Note");

WHEREAS, Stockholder and the Company are parties to that certain
Pledge Agreement dated as of March 15, 2001 (the "Pledge
Agreement") pursuant to which Stockholder has pledged certain
Subject Shares to the Company to secure his obligations under the Note; and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent and Sub have required that Stockholder enter into this Agreement and the Stockholder desires to enter into this Agreement to induce Parent and Sub to enter into the Merger Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

     SECTION 1.     REPRESENTATIONS AND WARRANTIES OF
STOCKHOLDER. Stockholder hereby represents and warrants to Parent and the Company as of the date hereof as follows:

          (a) Authority; Execution and Delivery; Enforceability. The Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Stockholder has duly authorized, executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and (b) the application of general principles of equity, whether such enforceability is considered in a proceeding in equity in law. The execution and delivery by the Stockholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any lien upon any of the properties or assets of the Stockholder under (i) if the Stockholder is a corporation, partnership, limited liability company, trust or other entity, the organizational documents of the Stockholder; (ii) any provision of any contract, lease, license, indenture, agreement, note, bond, permit, license, concession, franchise or other instrument ("Contract") to which the Stockholder is a party or by which any properties or assets of the Stockholder are bound; or (iii) subject to the filings and other matters referred to in the next sentence, any provision of any Judgment or Law applicable to the Stockholder or the properties or assets of the Stockholder. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Stockholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby. If the Stockholder is married and the Subject Shares of the Stockholder constitute community property or otherwise need spousal or other approval to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such spouse in accordance with its terms. No trust of which the Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby. The Stockholder hereby acknowledges that it has received and reviewed a copy of the Merger Agreement.

          (b) The Subject Shares. The Stockholder is (i) the beneficial owner of, and, except for any Subject Shares held in "street name" and identified on Schedule A, the record owner of, or (ii) the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of, the Subject Shares set forth on Schedule A attached hereto. The Stockholder has good and marketable title to the Subject Shares set forth on Schedule A free and clear of any liens, other than those liens set forth on Schedule A. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth on Schedule A attached hereto. The Stockholder has the sole right and authority to vote and dispose of the Subject Shares, and the Stockholder is not a party or bound by, and neither the Stockholder nor the Subject Shares is subject to any voting trust or other agreement, option, warrant, proxy, arrangement or restriction with respect to the voting or disposition of the Subject Shares, except as contemplated by this Agreement.

          (c) Reliance. The Stockholder understands and acknowledges that the Parent and Sub are entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

     SECTION 2. REPRESENTATIONS AND WARRANTIES OF PARENT. Parent hereby represents and warrants to Stockholder and the Company as follows: Parent has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent. Parent has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and
(b) the application of general principles of equity, whether such enforceability is considered in a proceeding in equity or at law. The execution and delivery by Parent of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Parent under (i) the certificate of incorporation or bylaws of Parent, (ii) any provision of any Contract to which Parent is a party or by which any properties or assets of Parent are bound or (iii) subject to the reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, any provision of any Judgment or Law applicable to Parent or the properties or assets of Parent.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Parent and Stockholder as follows: The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and
(b) the application of general principles of equity, whether such enforceability is considered in a proceeding in equity or at law. The execution and delivery by the Company of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of the Company under (i) the certificate of incorporation or bylaws of the Company, (ii) any provision of any Contract to which the Company is a party or by which any properties or assets of the Company are bound or (iii) subject to the reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, any provision of any Judgment or Law applicable to the Company or the properties or assets of the Company.

     SECTION 4.     COVENANTS OF STOCKHOLDER.  Stockholder
covenants and agrees as follows:

          (a) At any meeting of the stockholders of the Company called to vote on the Merger, the Merger Agreement or the other transactions contemplated thereby or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement is sought, the Stockholder shall, (i) when a meeting is held, appear at such meeting or otherwise cause all Subject Shares to be counted or present thereat for purposes of establishing a quorum, and (ii) vote (or cause to be voted), including by executing a written consent, the Subject Shares in favor of the adoption and approval of the Merger and all of the Merger Agreement and all of the transactions contemplated thereby.

          (b) The Stockholder hereby irrevocably grants to, and appoints, Parent and Sub, or any of them, and any individual designated in writing by any of them, and each of them individually, as the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Subject Shares of the Stockholder, or grant a consent or approval in respect of the Subject Shares of the Stockholder in a manner consistent with this Section 4 and to perform all other actions as are required, authorized or contemplated to be taken by Stockholder pursuant to this Agreement. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 4(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy and power of attorney is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy and power of attorney is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that such irrevocable proxy and attorney-in-fact may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 78.355(5) of the Nevada Revised Statutes. The irrevocable proxy and power of attorney granted hereunder shall automatically terminate upon the termination of Sections 4(a) and 4(c).

          (c) So long as this Agreement is in effect, and for twelve (12) months thereafter, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall: (i) when a meeting is held, appear at such meeting or otherwise cause all subject Shares to be counted or present thereat for purposes of establishing a quorum, and
     (ii) vote (or cause to be voted) the Subject Shares against
     (x) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (y) any Company Takeover Proposal and (z) any amendment of the Company Charter or the Company By-laws or other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, delay, frustrate, prevent or nullify the Merger or any provision of the Merger Agreement or any of the transactions contemplated thereby (the "Transactions") or change in any manner the voting rights of any class of Company Capital Stock. The Stockholder shall not commit or agree to take any action inconsistent with the foregoing. The Stockholder agrees that, as a condition to the transfer, whether by operation of law or otherwise, of legal or beneficial ownership of the Subject Shares by the Stockholder to any person or entity which is an Affiliate of the Stockholder or member of the Stockholder's family (an "Affiliated Person"), the Stockholder shall obtain such person's or entity's agreement in writing to be bound by the terms of this Section 4(c) and Section 5.

          (d) Other than pursuant to this Agreement, the Stockholder shall not directly or indirectly (A) sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than in accordance with the Merger or (B) grant any proxy, deposit any Subject Shares into any voting trust or enter into any other agreement or arrangement related to the voting of the Subject Shares, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or (C) commit or agree to take any of the foregoing actions.

          (e) The Stockholder shall, and shall cause his, her or its advisors, agents and representatives to, immediately cease any discussions or negotiations that may be ongoing with respect to a Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished to any third party. The Stockholder shall not, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other adviser or representative of, the Stockholder to,
     (i) directly or indirectly solicit, initiate or encourage the submission of any Company Takeover Proposal, or take any action designed to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or that may reasonably be expected to lead to any Company Takeover Proposal, (iii) directly or indirectly enter into, participate in or continue any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate with or take any action to facilitate any Company Takeover Proposal or (iv) make a Company Takeover Proposal. The Stockholder shall as promptly as practical advise Parent orally and in writing of any Company Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal, and the identity of the person making any such Company Takeover Proposal or inquiry and the material terms of any such Company Takeover Proposal or inquiry. The Stockholder shall keep Parent fully informed on a current basis of the status of any such Company Takeover Proposal or inquiry and shall as promptly as practical notify Parent orally and in writing of any modification to the financial or other terms of such Company Takeover Proposal or inquiry and shall as promptly as practical provide to Parent a copy of all written material or correspondence (including e-mail) subsequently provided to or by the Company in connection with such Company Takeover Proposal or inquiry. Notwithstanding the foregoing, if the Board of Directors of the Company determines pursuant to and in accordance with
     Section 5.02 of the Merger Agreement to enter into discussions with a third party or any of its representatives (the "New Bidder") with respect to a Company Takeover Proposal, the Stockholder may also enter into discussions or negotiations with such New Bidder with respect to such Company Takeover Proposal, provided that the restrictions set forth in this
     Section 4(e) will continue to apply with respect to any other Person that makes an inquiry or proposal that constitutes or would reasonably be expected to lead to a Company Takeover Proposal, and will apply with respect to the New Bidder as soon as the Company ceases its discussions and negotiations with such New Bidder. Nothing contained in this Section 4(e) shall prohibit the Stockholder from responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 4(e).

          (f) The Stockholder shall use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, the Merger, the Merger Agreement and the other Transactions. The Stockholder shall not issue any press release or make any other public statement with respect to the Merger, the Merger Agreement or any other Transaction without the prior consent of Parent, except as may be required by applicable Law (including, without limitation, making filings required by Sections 13(d) and 16 of the Exchange Act).

          (g) The Stockholder hereby consents to and approves the actions taken by the Company Board in approving the Merger, the Merger Agreement and the other Transactions.
     The Stockholder hereby waives, and agrees not to exercise or assert, any dissenter's rights under Sections 92A.300 to 92A.500 of the Nevada Revised Statutes in connection with the Merger.

          (h) The Stockholder agrees to promptly notify Parent of the number of any Subject Shares acquired by the Stockholder after the date hereof.

          (i) The Stockholder hereby covenants and agrees that the Stockholder (a) except for any existing liens identified on Schedule A, has not entered into and shall not enter into any agreement that would restrict, limit or interfere with the performance of the Stockholder's obligations hereunder and (b) shall not knowingly take any action that would reasonably be expected to make any of his, her or its representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling him, her or it from performing his, her or its obligations under this Agreement.

     SECTION 5.     OPTION.

          (a) Stockholder hereby grants to Parent an irrevocable option (the "Option") to purchase all the Subject Shares of such Stockholder at a purchase price per share (the "Purchase Price") equal to $0.75. The Option may be exercised in whole or in part, at any time after the date hereof and prior to the date which is twelve (12) months after termination of the Merger Agreement (such period, the "Exercise Period"), so long as there shall not be in effect any preliminary injunction or other order issued by any

     Governmental Entity prohibiting the exercise of the Option pursuant to this Agreement; provided, however, that if there shall be in effect any such injunction or order on the expiration of the Exercise Period, the Exercise Period shall be extended until five (5) business days after the date of removal or lifting of such injunction or order; provided, further, that no such extension shall extend the Exercise Period for more than eighteen (18) months following the termination of the Merger Agreement.

          (b) If Parent wishes to exercise the Option, it may do so by giving written notice (the date of such notice being herein called the "Notice Date") to Stockholder specifying that the Subject Shares are to be purchased the number of Subject Shares that are to be purchased (the "Purchased Shares") and specifying the place, time and date (not earlier than one trading day, nor later than 10 trading days, from the Notice Date) for the closing of the purchase by Parent pursuant to such exercise. Upon exercise of the Option, Parent will pay the Purchase Price for the Purchased Shares in cash; provided, however, that if Parent exercises the Option prior to the Effective Time, the Parent may at its option pay the Purchase Price for the Purchased Shares by delivering a Note with a principal amount equal to the Purchase Price, which accrues interest at the prime rate of interest per annum (as reported in The Wall Street Journal) and that is due and payable on the earlier of (i) one year from the date of issuance or (ii) the Effective Time (the "Note"). If the Merger is not consummated within five (5) months after the date of the Merger Agreement, the Parent may elect to sell the Purchased Shares back to the Stockholder in exchange for the Note. If the Parent so elects the Stockholder shall surrender such Note to Parent in exchange for the Purchased Shares.

          (c) In addition, if the Merger Agreement is terminated pursuant to Sections 8.01(c), 8.01(d) or 8.01(e) of the Merger Agreement or by the Parent pursuant to Section 8.01(b)(i) of the Merger Agreement, Stockholder shall pay to Parent on demand an amount equal to all Profit (as defined below) realized by Stockholder or any Affiliated Person, in connection with the consummation of any Company Takeover Proposal that is consummated within twelve (12) months of such termination. Any payment of Profit under this Section 5(c) shall be paid by wire transfer of same day funds to an account designated by Parent.

          For purposes of this Section 5, the Profit of Stockholder or an Affiliated Person from any Company
     Takeover Proposal shall equal (A) the aggregate consideration received by Stockholder or such Affiliated Person with respect to the Subject Shares pursuant to such Company Takeover Proposal (including but not limited to the face amount of any debt of Stockholder which is forgiven or otherwise satisfied in connection herewith), valuing any non-cash consideration (including any residual interest in the Company) at its Fair Market Value on the date of such consummation plus (B) the Fair Market Value, on the date of disposition, of all Subject Shares of such Stockholder or Affiliated Person disposed of after the termination of the Merger Agreement and prior to the date of such consummation less (C) the Merger Consideration that would have been received by the Stockholder or Affiliated Person with respect to the Subject Shares pursuant to the Merger Agreement as originally executed. For purposes of this
     Section 5, the Fair Market Value of any non-cash consideration consisting of:

               (i) securities listed on a national securities exchange or traded on the Nasdaq National Market shall be equal to the average closing price per share of such security as reported on such exchange or Nasdaq National Market for the five trading days after the date of determination; and

               (ii) debt of such Stockholder or Affiliated Person owed to the Company shall be equal to the face amount of such debt, plus all accrued and unpaid interest.

               (iii) consideration which is other than cash or securities of the form specified in clause (i) above or Stockholder or Affiliated Person debt described in clause (ii) above shall be determined in good faith the Board of Directors of the Company; provided, that if Parent objects to the valuation as determined by the Board of Directors of the Company (A) Parent shall notify the Company of its objection, (B) Parent shall deliver to the Company its good faith determination of the Fair Market Value of the non-cash consideration and
          (C) Parent and the Company shall engage a nationally recognized independent investment banking firm mutually agreed upon by the parties within 10 business days of the Company's receipt of Parent's notice of objection; provided, further, that if the parties are unable to agree within two business days after the date of such event as to the investment banking firm, then the parties shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make such determination; provided, further that the fees and expenses of the investment banking firm shall be borne by the person whose estimate of Fair Market Value is furthest from the amount as finally determined by the investment banking firm.

     SECTION 6.     AGREEMENTS OF THE PARTIES.

          (a) Proceeds from Shares and Options. At the Effective Time of the Merger (i) Stockholder agrees that he will not directly receive any cash proceeds in connection with his ownership of the Subject Shares or the Subject Options, but instead the parties agree (and Stockholder hereby directs) that all Merger Consideration otherwise payable in respect of the Subject Shares and any amounts payable to Stockholder pursuant to Section 2.03 of the Merger Agreement in respect of the Option shall instead be delivered to the Surviving Corporation and applied to reduce the outstanding principal balance of the Stockholder Note, and (ii) all Subject Shares and Subject Options shall automatically be canceled and retired and cease to exist pursuant to the terms of the Merger Agreement.

          (b) Company Consent; Release of Lien. The Company hereby consents to the grant of the Option by the Stockholder to Parent and the other transactions and agreements contained herein. Upon exercise by Parent of the Option, (i) all of the Subject Shares with respect to which the Option is being exercised which have been pledged by the Stockholder pursuant to the Pledge Agreement (the "Pledged Subject Shares") shall automatically, and without any further action of the parties, be released from the security interest in favor of the Company created pursuant to the Pledge

     Agreement and (ii) the Company shall immediately deliver the certificate or certificates representing the Pledged Subject
     Shares to Parent.

          (c) Voting. The Company acknowledges and agrees that any rights it may have to vote or give or withhold consents with respect to the Pledged Shares upon the occurrence of an Event of Default (as defined in the Pledge Agreement) shall be subject to the obligations of the Stockholder to vote the Subject Shares in the manner set forth in Sections 4(a) and 4(c) hereof and the proxy and power of attorney granted by the Stockholder to Parent and Sub pursuant to Section 4(b) hereof. The Stockholder hereby grants to the Company a first priority security interest in all of the proceeds of the Option, including but not limited to, the Note and all proceeds of the Note. Stockholder shall from time to time, at the request of the Company, execute such further instruments and agreements required to evidence such security interest and the Company may file UCC-1 financing statements necessary or desirable to perfect such security interest.

          (d) Termination of Current Employment Agreement. Effective as of the Effective Time, that certain Employment Agreement, dated as of July 1, 2003, between Stockholder and the Company shall be terminated and of no further force or effect and, in consideration therefor, the Company shall, subject to Section 6(f) below, pay Stockholder $1,700,000 at the Effective Time. In connection with such termination, at the Effective Time, Stockholder shall execute and deliver to the Company a release agreement in form and substance satisfactory to the Parent.

          (e) New Employment Agreement. Stockholder and the Company shall negotiate in good faith the terms of a new employment agreement (the "New Employment Agreement") for the Stockholder to become effective at the Effective Time on the following terms, together with such additional terms and conditions mutually agreeable to the parties:

               (i) Stockholder shall be granted common equity interests in Parent representing 22.5% of the fully-diluted common equity of Parent as of the Effective Time (the "Equity Award"). Stockholder understands and acknowledges that Parent will issue both preferred units and common units and the preferred units will entitle the holders thereof to receive a return of capital, plus a return, prior to the holders of common units receiving any distribution. It is anticipated that all capital contributed by H.I.G. Capital LLC or its affiliates will be in the form of preferred units

               (ii) The Equity Award shall be fully vested at the Effective Time and shall be subject to restrictions on transfer and repurchase, including the following:

                    (A) If the Stockholder's employment with the Company is terminated by the Stockholder or by the Company for cause (as such term shall be defined in the New Employment Agreement), then Parent shall have the right to repurchase the entire Equity Award for $500,000.

                    (B) If the Stockholder's employment with the Company is terminated by the Company without cause, or if the Stockholder's employment with the Company is terminated upon the death or disability of Stockholder, then Parent and Stockholder shall negotiate in good faith regarding the potential repurchase of the Equity Award and the terms of any such repurchase; and

                    (C)  The Equity Award will be subject to
               restrictions on transfer and, tag-along and drag-along rights. These provisions will either be contained in the Parent's Operating Agreement or a separate securityholders agreement.

               (iii) Equity Plan. Following the Effective Time, Parent shall establish an equity incentive plan for the employees of the Company covering 10% of all outstanding fully-diluted common equity of Parent. Stockholder, as chief executive officer of the Company following the Effective Time, shall be entitled to recommend to the Board of Directors which key employees of the Company should receive equity incentive awards and the amount of such awards. The grant of any awards pursuant to the equity incentive plan of Parent shall at all times be subject to the approval of the Board of Directors of Parent.

               (iv) Note Payment. The Company has or anticipates issuing a Note to Wtech Holdings, LLC, (the "Noteholder") in the face amount of $ 20.0 million (the "Wtech Note"). The New Employment Agreement will provide that if more than $10.2 million of principal payments are made by the Company on the Wtech Note then either (x) the Parent or the Company will make a cash payment to Stockholder in an amount equal to 22.5% of the amount of any principal payment in excess of $10.2 million, or (y) Parent will issue a number of additional shares of equity of Parent with a value equal to the payment described in (x) above. If any equity is issued to Stockholder pursuant to the provision described in this clause (iv) such equity will be subject to the same vesting schedule, repurchase rights and transfer restrictions described in clause (ii) above. Any forgiveness of any portion of the Note by the Noteholder will not constitute a payment of principal for this purpose.

               (v) Term and Compensation. The New Employment Agreement will have a term of three years. The New Employment Agreement will provide for base compensation of $500,000 per year, plus a performance-based bonus of up to $100,000 per year. The amount of the bonus will be determined by the Board based on the achievement of performance criteria established by the Board. The New Employment Agreement will also provide for a $1,000 per month automobile allowance. The New Employment Agreement shall also provide for such other benefits that are not inconsistent with benefits to comparable executives.

          (f) Withholding. The Company shall be entitled to deduct and withhold from any payments due hereunder such amounts as the Company is required to deduct and withhold with respect to the making of such payments under any provision of Federal, state or local income tax law. If the amounts payable hereunder are insufficient to satisfy the withholding obligations of the Company with respect to the transactions contemplated hereby, Stockholder shall immediately pay to the Company, by check or wire transfer of immediately available funds, an amount equal to the deficiency.

     SECTION 7. TERMINATION. This Agreement shall terminate upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement; provided that, except as set forth in the next sentence, Sections 4(c), 5, 6, 8 and 9 shall survive any termination of this Agreement pursuant to Section 5(b). Notwithstanding the foregoing, if

               (i)  the conditions set forth in Sections 7.01 and
          7.02 of the Merger Agreement are satisfied or would be satisfied upon the Company's performance of its obligations at Closing and Parent and Sub fail to close notwithstanding the Company's confirmation that it remains ready, willing and able to proceed with the Closing, or

               (ii) Parent and Sub willfully breach a material obligation contained in the Merger Agreement and the Company gives written notice to Parent and Sub of such breach, and Parent and Sub fail to cure such breach within fifteen (15) business days of the receipt of such notice, then Stockholder shall be entitled to give notice to Parent and Sub that it is terminating Sections 4(c) and 5(a) of this Agreement. No party hereto shall be relieved from any liability for breach of this Agreement by reason of any such termination.

     SECTION 8.     ADDITIONAL MATTERS.

          (a) Stockholder and the Company shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request, including any amendments to the Pledge Agreement, for the purpose of effectively carrying out the transactions contemplated by this Agreement.

          (b) No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as a director or officer of the Company. Stockholder is entering into this Agreement solely in his, her or its capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, the Subject Shares and nothing herein shall limit or affect any actions taken by Stockholder in his or her capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.

          (c) The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including the Stockholder's successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, or the acquisition of additional shares of Company Common Stock or other voting securities of the Company by the Stockholder (whether by purchase, conversion or otherwise), the number of Subject Shares listed on Schedule A set forth opposite the name of such Stockholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional or decreased shares of Company Common Stock or other voting securities of the Company issued to or acquired or disposed of by such Stockholder.

     SECTION 9.     GENERAL PROVISIONS.

          (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Parent in accordance with Section 9.02 of the Merger Agreement and to the Stockholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

          (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

          (d) Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties hereto to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

          (e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement shall become effective against Parent when one or more counterparts have been signed by Parent and delivered to Stockholder. This Agreement shall become effective against Stockholder when one or more counterparts have been executed by Stockholder and delivered to Parent. Each party need not sign the same counterpart. Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

          (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Merger Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

          (g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

          (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Parent without the prior written consent of Stockholder or by Stockholder without the prior written consent of Parent, and any purported assignment without such consent shall be void; provided that notwithstanding the foregoing Parent may assign or transfer its rights, interests and obligations under this Agreement to any Person to which Parent assigns or transfers its rights, interests and obligation under the Merger Agreement in accordance with the Merger Agreement. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

          (i) Remedies. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law or in equity. Parent shall be entitled to recover its reasonable attorney's fees and expenses in enforcing its rights under this Agreement.

          (j)  Jurisdiction; Waiver of Jury Trial.

               (i) Each of the parties hereto irrevocably and unconditionally (x) agrees that any legal suit, action or proceeding brought by any party hereto arising out of or based upon this Agreement or the transactions contemplated hereby may be brought in any Florida state court or any Federal court located in the state of Florida (in each case, located in Miami-Dade county) or any Nevada state court or any Federal court located in the state of Nevada (in each case, located in Clark county) (each, a "Designated Court"), (y) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in any Designated Court, and any claim that any such action or proceeding brought in any Designated Court has been brought in an inconvenient forum, and (z) submits to the non-exclusive jurisdiction of Designated Courts in any such suit, action or proceeding. Each of the parties agrees that a judgment in any suit, action or proceeding brought in a Designated Court shall be conclusive and binding upon it and may be enforced in any other courts to whose jurisdiction it is or may be subject, by suit upon such judgment.

               (ii) EACH OF THE PARTIES AGREES AND ACKNOWLEDGES
          THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS

          AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELOCATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT.

          (k)  Specific Performance.  Each Stockholder
     acknowledges and agrees that (a) the covenants, obligations and agreements of Stockholder contained in this Agreement relate to special, unique and extraordinary matters,
     (b) Parent is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement and (c) a violation of any of the terms of such covenants, obligations or agreements will cause Parent irreparable injury for which adequate remedies are not available at law. Therefore, Stockholder agrees that Parent shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain Stockholder from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies Parent may have.

     IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

                              WT ACQUISITION HOLDINGS, LLC


                              By:   /s/ BRET WIENER
                                 ---------------------------
                                 Bret Wiener, Vice President


                              WARRANTECH CORPORATION


                              By:   /s/ JOEL SAN ANTONIO
                                 ---------------------------
                                   Name:  Joel San Antonio
                                   Title:  President


                                /s/ JOEL SAN ANTONIO
                              ------------------------------
                              Joel San Antonio

                           SCHEDULE A
                           ----------

                  Number of Shares of      Number of Shares
Name and Address  Company Common Stock  of Company Common Stock
 of Stockholder    Beneficially Owned    held in "Street name"
----------------  --------------------  -----------------------
Joel San Antonio        2,889,090       None


LIST OPTIONS



Liens on Subject Shares:

                            EXHIBIT B

                  WT ACQUISITION HOLDINGS, LLC




Mr.  Joel San Antonio
c/o Warrantech Corporation
2200 Highway 121, Suite 100
Bedford, Texas 76021

Dear Joel,

The purpose of this letter is to confirm certain agreements between you and WT Acquisition Holdings, LLC ("Parent"). Capitalized terms used but not defined in this letter have the meanings set forth in the Stockholder Voting and Option Agreement (the "Voting Agreement") dated the date hereof between you, Warrantech Corporation (the "Company") and Parent. Pursuant to the Voting Agreement, at the Effective Time, the principal amount of your Stockholder Note will be reduced by the amount of the Merger Consideration that would otherwise have been paid to you as a result of your ownership of the Subject Shares and any amount that would have otherwise been paid to you in connection
with the Subject Option.   Parent hereby also agrees that at the
Effective Time in consideration for the termination of your employment agreement and entering into a new employment agreement with the Company, the Parent will cause the Company to (a) forgive any accrued but unpaid interest on the Stockholder Note and $600,000 of the principal amount of the Stockholder Note, and
(b) extend the maturity of the remaining amounts outstanding under the Stockholder Note to the second anniversary of the Effective Time.



                         WT Acquisition Holdings, LLC


                         By:   /s/ BRET WIENER
                            ---------------------------------
                                 Bret Wiener, Vice President